================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                   FORM 10-QSB

                Quarterly Report Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

For the Quarter Period Ended
September 30, 1999                                   Commission File No. 0-26239


                             BE SAFE SERVICES, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)

       Delaware                                           11-3479172
------------------------------                        -------------------
(State or jurisdiction of                               (IRS Employer
incorporation or organization)                        Identification No.)


62-45 Woodhaven Blvd., Rego Park, NY                        11374
---------------------------------------                   ----------
(Address of Principal Executive Office)                   (Zip Code)

Registrant's telephone number, including area code: (718) 651-5400

Former name, former address and former fiscal year, if changed since last report: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes   [X]            No   [_]


As of November 1, 1999, there were 4,535,000 shares of Common Stock, $.0001 par value outstanding.

================================================================================

                         PART I - FINANCIAL INFORMATION

ITEM 1: FINANCIAL STATEMENTS

Balance Sheet as of September 30, 1999 .....................................  3

Statement of Changes in Stockholders Equity
for the period March 26, 1999 (Date of  Inception)
through September 30, 1999 .................................................  4

Statement of Operations for the period March 26,
1999 (Date of  Inception) through September 30, 1999 .......................  5

Statement of Cash Flows for the period March 26,
1999 (Date of  Inception) through September 30, 1999 .......................  6

Notes to the financial statements ..........................................  7

                             BE SAFE SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                                   (UNAUDITED)

                               SEPTEMBER 30, 1999

                                     ASSETS

Cash                                                                   $ 15,986
Organizational costs                                                      9,909
                                                                       --------
                                                                       $ 25,895
                                                                       ========
             LIABILITIES AND SHAREHOLDERS' EQUITY

Accrued expenses and taxes                                             $  4,200
Loans and exchanges                                                       9,909
Loans from officers                                                         688
                                                                       --------
         Total liabilities                                               14,797
                                                                       --------
Common stock, par value $.0001, 20,000,000 shares
    authorized, 4,535,000 shares issued and outstanding                     453
Additional paid-in capital                                               15,998
Accumulated deficit                                                      (5,353)
                                                                       --------

              Total shareholders' equity                                 11,098
                                                                       --------
                                                                       $ 25,895
                                                                       ========

                             BE SAFE SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

                    FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                           THROUGH SEPTEMBER 30, 1999

                                              Common    Paid-in    Retained
                                              Stock     Capital    Earnings     Total
                                             --------   --------   --------    --------

Stockholders' equity, March 26, 1999         $   --     $   --     $   --      $   --

Issuance of common stock, 4,510,000 shares        451       --         --           451

Issuance of common stock, 25,000 shares             2     15,998       --        16,000

Net loss                                         --         --       (5,353)     (5,353)
                                             --------   --------   --------    --------

Stockholders' equity, September 30, 1999     $    453   $ 15,998   $ (5,353)   $ 11,098
                                             ========   ========   ========    ========

                             BE SAFE SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                    FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                           THROUGH SEPTEMBER 30, 1999

General and administrative expenses                          $    (5,457)
Interest income                                                      104
                                                             -----------
Net loss                                                     $    (5,353)
                                                             ===========
Weighted average number of
  common shares outstanding                                    4,535,000
                                                             ===========
Net loss per share (basic and diluted)                       $     (0.00)
                                                             ===========

                             BE SAFE SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                    FOR THE PERIOD MARCH 26, 1999 (INCEPTION)
                           THROUGH SEPTEMBER 30, 1999

Operating activities
   Net loss                                                            $ (5,353)
    Adjustment to reconcile net loss to
     cash used in operating activities
           Accrued expenses and taxes                                     4,200
                                                                       --------
         Net cash used in operating activities                           (1,153)
                                                                       --------
Investing activities
    Acquisition of intangible assets                                     (9,909)
                                                                       --------
         Net cash used in investing activities                           (9,909)
                                                                       --------
Financing activities
   Proceeds from officers' loan                                             688
   Proceeds from other loans                                              9,909
   Proceeds from issuance of common stock                                16,451
                                                                       --------
         Net cash provided by financing activities                       27,048
                                                                       --------
Net increase in cash and cash at end of period                         $ 15,986
                                                                       ========

                             BE SAFE SERVICES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - General

         The Company was incorporated in the State of Delaware on March 26, 1999. As of September 30, 1999, the Company had not yet commenced its business operations.

Note 2 - Significant accounting policies

         Basis of Presentation

         The accompanying financial statements are unaudited but, in our opinion, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position at September 30, 1999 and the results of operations for the period of March 26 (inception) through September 30, 1999, and cash flows for the period of March 26 (inception) through September 30, 1999.

         Certain information and footnote disclosures, normally included in financial statements that have been prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although we believe that the disclosures contained in these financial statements are adequate to make the information presented therein not misleading.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The results of operation for the period of March 26 (inception) through September 30, 1999, are not necessarily indicative of the results of operations to be expected for the full year ending December 31, 1999.

Note 3 - Loans from officers

         This consists of non-interest-bearing demand loans.

Note 4 - Stockholders' equity

         On March 26, 1999, the company issued 4,510,000 shares of common stock for $451. 1,078,000 of said shares were issued to officers of the Company.

         On March 30, 1999, the company issued 10,000 shares of common stock for $1,000.

         On April 6, 1999, the company issued 15,000 shares of common stock for $15,000.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVIEW OF OPERATING RESULTS

     We are a start-up company and have had no operating history nor any revenues from earnings from operations. The success of our proposed plan of operation will depend to a great extent on management's abilities to implement our business plan.

CAPITAL NEEDS AND FUTURE REQUIREMENTS

     We have raised, as of September 30, 1999, an aggregate of approximately $16,500. While these monies have allowed us to commence minimal operations, it is not enough; to sustain our business plan. In order for us to begin full operations we will need to raise cash immediately. We do not have enough funds to sustain our business for the next twelve months, accordingly, we will need to raise cash during the next twelve months. Upon the effectiveness of this Registration Statement, we intend to raise funds for the expansion of our business and possible business acquisitions. There can be no assurance as to our ability to raise additional funds and there can be no assurances that we will be able to continue as an ongoing concern.

     At present we do not have any expected purchases of a plant or significant equipment. Additionally, upon raising additional cash, we intend to staff the Company with at least 15 to 20 employees.

YEAR 2000

     We have reviewed our internal computer systems and products and their capability of recognizing the year 2000 and years thereafter. All software utilized by us is Year 2000 compliant. At present we have not independently tested security alarm systems we intend to install to insure their Year 2000 readiness. We have made inquiry with several of the manufacturers we intend to purchase security systems from, each of whom has assured the Company that their equipment is Year 2000 compliant. We have also surveyed the independent companies we intend to contract for central stations monitoring. They have advised us that they either are or will be Year 2000 compliant. Once we commence operations we will only contract with monitoring companies that are fully Year 2000 compliant.

     Based on the results of our on-going review, we believe that we have identified and remediated critical issues regarding the equipment we intend to install and the monitoring services we intend to provide. However, the most reasonable likely worst-case scenario is to be found in the area of external services, specifically firms providing electrical power, heating, ventilation and air conditioning, and local and long distance telecommunications.

     While we believe the total collapse of service providers is highly unlikely, one or more of the following scenarios could occur:

     -    temporary disruption of nationwide long-distance service;

     -    temporary disruption of local telephone service; or

     -    temporary interruption of electrical power.

     To the extent customers did not receive timely and adequate responses to alarms, we will be required to rely on a legal disclaimer of liability we intend to provide in our customer service agreement for the acts or omissions of third party agencies and for acts of God. The enforceability of such disclaimers may be subject to judicial scrutiny.

     We do not expect that our costs relating to Year 2000 compliance will be material, however, we cannot predict the costs if a court holds us responsible for failures in our products related to external service providers.

PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

          None

ITEM 2:   CHANGES IN SECURITIES AND USE OF PROCEEDS

          (a)  None

          (b)  None

          (c)  None

          (d)  Not Applicable

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

          None

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          No

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

          (a)  The following exhibits are filed as part of this report:

          27   Financial Data Schedule

          (b) No reports on Form 8-K have been filed during the quarter for which this report is filed.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   November 1, 1999                   BE SAFE SERVICES, INC.



                                             By: /s/ JORDAN ERBER
                                                 ------------------------------
                                                 Jordan Erber, President and
                                                   Principal Accounting Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   November 1, 1999                   BE SAFE SERVICES, INC.



                                             By:
                                                 ------------------------------
                                                 Jordan Erber, President and
                                                   Principal Accounting Officer